CUSIP NO. 262506108	13D	Page 1 of 14

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

DSL.net, Inc.

(Name of Issuer)

Common Stock, $0.0005 par value per share

(Title of Class of Securities)

262506 10 8
(CUSIP Number)

Steven B. Chisholm, Esq. MDS Acquisition, Inc. MegaPath Inc. 555 Anton Blvd., Suite 200 Costa Mesa, CA 92626 (714) 327-2075	David T. Young, Esq. Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP 155 Constitution Dr. Menlo Park, CA 94025 (650) 321-2400

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 28, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on the following pages)

(Page 1 of 14)

CUSIP NO. 262506108	13D	Page 2 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) MDS Acquisition, Inc. (“MDS”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or (e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7	SOLE VOTING POWER 2,904,541,505 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 2,904,541,505 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 shares (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,904,541,505 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92.4% (See Item 5)
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 262506108	13D	Page 3 of 14

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) MegaPath Inc. (“MegaPath”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or (e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7	SOLE VOTING POWER 2,904,541,505 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 2,904,541,505 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,904,541,505 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92.4% (See Item 5)
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 262506108	13D	Page 4 of 14

Item 1.  Security and Issuer

This statement on Schedule 13D (the “Statement”) relates to four convertible promissory notes (the “Notes”) issued by DSL.net, Inc. (the “Company”), which are or will be convertible into a certain number of shares of common stock of the Company (the “Common Stock”).  The principal executive offices of the Company are located at 50 Barnes Park North, Suite #104, Wallingford, CT 06492.

Item 2.  Identity and Background

(a)—(c)  This Statement is filed jointly by MegaPath Inc., a Delaware corporation (“MegaPath”), and MDS Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of MegaPath (“MDS,” and together with MegaPath, the “Reporting Persons”).  A joint filing agreement has been filed as Exhibit 1 to this Statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The address of the principal place of business and principal office of both MegaPath and MDS is 555 Anton Blvd., Suite 200, Costa Mesa, CA 92626.  The name, business address and present principal occupation or employment of each executive officer and director of MegaPath and MDS and the name, principal place of business and address of any corporation or other organization in which such employment is conducted, are set forth on Schedule A hereto with respect to MegaPath and Schedule B hereto with respect to MDS, and such schedules are incorporated herein by reference.

(d) During the last five years, neither MegaPath nor MDS nor, to MegaPath’s or MDS’s respective knowledge, any person named on Schedule A or Schedule B has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither MegaPath nor MDS nor, to MegaPath’s or MDS’s respective knowledge, any person named on Schedule A or Schedule B was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  MegaPath and MDS are both Delaware corporations.  The citizenship of each executive officer and director of MegaPath and MDS is set forth on Schedule A and Schedule B hereto, respectively.

Item 3.  Source and Amount of Funds or Other Consideration

The shares of Common Stock of the Company to which this Statement relates (the “Covered Shares”) are issuable upon conversion of the Notes that were issued by the Company to MDS on August 28, 2006 pursuant to that certain Purchase Agreement, dated as of August 22, 2006, by and among MDS, MegaPath and the Company (the “Purchase Agreement”).  Pursuant to the terms of the Purchase Agreement, the Company issued and MDS purchased (i) the four Notes for an aggregate purchase price of $2,000,000 and (ii) a fifth non-convertible note, in the stated principal amount of $13,002,000, for a purchase price of $11,000,000.  The foregoing description of the Purchase Agreement is qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which is filed as Exhibit 2 to this Statement and is incorporated by reference herein.

All funds used by MDS to acquire the above-described securities were provided to MDS by MegaPath.  MegaPath provided the funds out of working capital.

CUSIP NO. 262506108	13D	Page 5 of 14

Item 4.  Purpose of Transaction

After the satisfaction of conditions to the convertibility of the Notes into Common Stock, MDS intends to convert the Notes and upon conversion of all four Notes MDS will own approximately 92.4% of the outstanding Common Stock of the Company.  Following the conversion of all four Notes, MDS intends, as the holder of more than 90% of the outstanding Common Stock of the Company and by resolution of the MDS board of directors, to effect a merger pursuant to Section 253 of the Delaware General Corporation Law pursuant to which the Company will merge with and into MDS, with MDS as the surviving corporation.  Upon such merger, the stockholders of the Company other than MDS will be entitled to a cash payment.  After such merger, MegaPath will be the sole stockholder of the surviving corporation and therefore the Common Stock of the Company will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

On August 28, 2006, effective upon the closing of the purchase of the Notes and pursuant to a closing condition under the Purchase Agreement, the Board of Directors of the Company appointed Paul Milley and Emerson Walters (the “New Directors”), both members of MegaPath’s management, to become members of the Board of Directors of the Company.  The New Directors were designated by MDS pursuant to the Purchase Agreement.  Also pursuant to the Purchase Agreement, the Board of Directors of the Company has authorized an anticipated increase to the size of the Board of Directors of the Company from five (5) to seven (7) members following the Board’s fixing of a record date for the Company’s upcoming stockholders meeting, and has agreed to appoint two additional representatives of MDS to fill those newly created vacancies upon MDS’s request, provided MDS then holds a majority of the voting power of the Company’s voting capital stock.

The Purchase Agreement also provides for the issuance and sale subsequent to the closing of additional subordinated secured non-convertible promissory notes (on substantially the same terms as the non-convertible note issued at closing, including the discount), yielding loan proceeds of up to $6,000,000.

Item 5.  Interest in Securities of the Issuer

(a) – (b)

Pursuant to the Purchase Agreement, on August 28, 2006, the Company issued and MDS purchased, in a private placement, five promissory notes in the aggregate stated principal amount of $15,002,000 for an aggregate purchase price of $13,000,000 in cash.  This purchase and the related transactions described below are referred to collectively herein as the “Financing.”  A summary description of the principal terms of the five promissory notes follows:

•

Non-Convertible Note.  A subordinated secured non-convertible note in the stated principal amount of $13,002,000 (the “Non-Convertible Note”) was issued at a $2,002,000 discount to its stated principal amount and will mature on December 31, 2007.

•

First Convertible Note.  A subordinated secured convertible note in the principal amount of $30,000 (the “First Convertible Note”) was issued for an amount equal to its stated principal amount and will mature on December 31, 2007.  The principal of the First Convertible Note is immediately convertible upon MDS’ election into shares of Common Stock representing 9.9% of the Company’s voting stock outstanding as of the date of such conversion.  Based on information in the Purchase Agreement, the First Convertible Note is currently convertible into 26,263,109 shares of Company Common Stock.

•

Second Convertible Note.  A subordinated secured convertible note in the principal amount of $300,000 (the “Second Convertible Note”) was issued for an amount equal to its stated principal amount and will mature on the later of (i) December 31, 2007 and (ii) the earlier of (a) December 31, 2008 and (b) thirty days after the date on which the Second Convertible Note becomes convertible.  The Second Convertible Note will become convertible at MDS’ election upon the Company’s receipt of certain regulatory approvals related to the Financing and the conversion of the First Convertible Note.  At that time, the principal of the Second Convertible Note will be convertible into that number of shares of Common Stock that, when aggregated with all of MDS’ other stockholdings in the Company, will represent 49.9% of the Company’s voting stock outstanding as of the date of such conversion.  Based on information in the Purchase Agreement, if the Second Convertible Note were currently convertible, it would be convertible into 211,803,533 shares of Company Common Stock.

CUSIP NO. 262506108	13D	Page 6 of 14

•

Third Convertible Note.  A subordinated secured convertible note in the principal amount of $150,000 (the “Third Convertible Note”) was issued for an amount equal to its stated principal amount and will mature on the later of (i) December 31, 2007 and (ii) the earlier of (a) December 31, 2008 and (b) thirty days after the date on which the Third Convertible Note becomes convertible.  The Third Convertible Note will become convertible at MDS’ election upon the Company’s receipt of certain other regulatory approvals related to the Financing and the conversion of the First Convertible Note and the Second Convertible Note.  At that time, the principal of the Third Convertible Note will be convertible into that number of shares of Common Stock that, when aggregated with all of MDS’ other stockholdings in the Company, will represent 51.0% of the number of shares of Company Common Stock outstanding, assuming the exercise and conversion of then outstanding options, warrants and convertible securities (other than the Fourth Convertible Note (as defined below)), as of the date of such conversion.  Based on information in the Purchase Agreement and other information made available to the Reporting Persons by the Company, if the Third Convertible Note were currently convertible, it would be convertible into 60,920,698 shares of Company Common Stock.

•

Fourth Convertible Note.  A subordinated secured convertible note in the principal amount of $1,520,000 (the “Fourth Convertible Note”) was issued for an amount equal to its stated principal amount and will mature on the later of (i) December 31, 2007 and (ii) the earlier of (a) December 31, 2008 and (b) thirty days after the date on which the Fourth Convertible Note becomes convertible.  The Fourth Convertible Note will become convertible at MegaPath’s election upon (i) stockholder approval and filing of an amendment to the Company’s Amended and Restated Certificate of Incorporation (the “Charter Amendment”) to increase the number of shares of Common Stock that the Company is authorized to issue to an amount sufficient to cover the conversion of the Fourth Convertible Note and (ii) the conversion of the First Convertible Note, Second Convertible Note, and Third Convertible Note.  At that time, the principal of the Fourth Convertible Note will become convertible into that number of shares of Common Stock that, when aggregated with all of MDS’ other stockholdings in the Company, will represent 91.0% of the number of shares of Company Common Stock outstanding, assuming the exercise and conversion of then outstanding options, warrants and convertible securities, as of the date of such conversion.  Based on information in the Purchase Agreement and other information made available to the Reporting Persons by the Company, if the Fourth Convertible Note were currently convertible, it would be convertible into 2,605,554,164 shares of Company Common Stock.

The foregoing descriptions of the Non-Convertible Note, First Convertible Note, Second Convertible Note, Third Convertible Note and Fourth Convertible Note are qualified in their entirety by reference to the full text of such notes, copies of which are filed as exhibits to this Statement and are incorporated by reference herein.

(c)

Except for the transactions described herein, no transactions were effected in the past sixty days in this class of securities by either MDS or MegaPath.

(d)

MegaPath is the sole stockholder of MDS and has the right to receive dividends from, or the proceeds from the sale of, the Company’s securities held by MDS.

(e)

Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The description of the Purchase Agreement in Items 3 and 4 of this Statement are incorporated by reference herein.  The descriptions of the Non-Convertible Note, First Convertible Note, Second Convertible Note, Third Convertible Note and Fourth Convertible Note in Item 5 of this Statement are incorporated herein by reference.

CUSIP NO. 262506108	13D	Page 7 of 14

Concurrent with the closing of the Purchase Agreement, MegaPath entered into Voting Agreements (each a “Voting Agreement” and collectively, the “Voting Agreements”) with each of Laurus Master Fund, Ltd. (“Laurus”) and DunKnight Telecom Partners LLC (“DunKnight”) and Knight Vision Foundation (“Knight Vision”).  Pursuant to the Voting Agreements, each of Laurus, DunKnight and Knight Vision has agreed to vote all shares of Company stock then held by it in favor of the Charter Amendment and each has also executed a proxy in favor of the members of the Board of Directors of MegaPath authorizing the MegaPath directors to vote the Company shares held by Laurus, DunKnight and Knight Vision, respectively, in favor of the Charter Amendment.  Stockholder approval of the Charter Amendment is one of the conditions to the convertibility of the Fourth Convertible Note.  To the knowledge of the Reporting Persons, Laurus, DunKnight and Knight Vision currently hold 1,500,000, 3,712,500, and 187,500 shares, respectively, of the Company’s Common Stock.  In addition, Laurus holds a common stock purchase warrant exercisable for 1,143,000 shares of Common Stock.  The foregoing description of the Voting Agreements is qualified in its entirety by reference to the full form of such agreement, a copy of which was filed as exhibit to the Purchase Agreement filed as Exhibit 2 to this Statement and is incorporated by reference herein.

In connection with the issuance of the Notes, the Company granted MDS a continuing security interest in substantially all of the Company’s assets pursuant to a Security Agreement dated August 28, 2006 (the “Security Agreement”).  The foregoing description of the Security Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as an exhibit to this Statement and is incorporated by reference herein.

MDS’ security interest is subordinated to the security interest of Laurus in the Company’s accounts receivables, which secures the Company’s outstanding indebtedness to Laurus, pursuant to the terms of a Subordination Agreement by and among Laurus, MDS, and the Company, also dated August 28, 2006.   The foregoing description of the Subordination Agreement is qualified in its entirety by reference to the full form of such agreement, a copy of which was filed as an exhibit to the Purchase Agreement filed as Exhibit 2 to this Statement and is incorporated by reference herein.

CUSIP NO. 262506108	13D	Page 8 of 14

Item 7.  Material to Be Filed as Exhibits

Exhibit No.	Description
Exhibit 1	Agreement of Joint Filing.
Exhibit 2	Purchase Agreement, dated as of August 22, 2006, together with forms of Exhibits thereto.*
Exhibit 3	Convertible Promissory Note (the “First Convertible Note”) dated August 28, 2006 by and between the Company and MDS Acquisition, Inc. **
Exhibit 4	Convertible Promissory Note (the “Second Convertible Note”) dated August 28, 2006 by and between the Company and MDS Acquisition, Inc. **
Exhibit 5	Convertible Promissory Note (the “Third Convertible Note”) dated August 28, 2006 by and between the Company and MDS Acquisition, Inc. **
Exhibit 6	Convertible Promissory Note (the “Fourth Convertible Note”) dated August 28, 2006 by and between the Company and MDS Acquisition, Inc.**
Exhibit 7	Non-Convertible Promissory Note dated August 28, 2006 by and between the Company and MDS Acquisition, Inc. **
Exhibit 8	Form of Voting Agreement by and between MegaPath and each of Laurus, DunKnight and Knight Vision. ***
Exhibit 9	Security Agreement dated August 28, 2006 by and between the Company and MDS. **
Exhibit 10	Form of Subordination Agreement by and between the Company, MDS and Laurus. ***

*

Previously filed as an exhibit to the Form 8-K filed by the Company on August 23, 2006 and incorporated by reference in this Statement.

**

Previously filed as an exhibit to the Form 8-K filed by the Company on August 29, 2006 and incorporated by reference in this Statement.

***

Previously filed as an exhibit to Exhibit 10.1 to the Form 8-K filed by the Company on August 23, 2006 and incorporated by reference in this Statement.

CUSIP NO. 262506108	13D	Page 9 of 14

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 7, 2006	MDS ACQUISITION, INC.
By: /s/ Steven B. Chisholm
Name: Steven B. Chisholm Title: Sr. Vice President and Secretary

Date: September 7, 2006	MEGAPATH INC.
By: /s/ Steven B. Chisholm
Name: Steven B. Chisholm Title: Sr. Vice President and Secretary

CUSIP NO. 262506108	13D	Page 10 of 14

Schedule A

Directors and Executive Officers of MegaPath Inc.

The following sets forth the name, present principal occupation and business address, and citizenship of the directors and executive officers of MegaPath Inc.

Name	Present Principal Occupation and Business Address of such Organization	Citizenship
Directors
D. Craig Young	Chairman and Chief Executive Officer of MegaPath 555 Anton Blvd., Suite 200 Costa Mesa, CA 92626	U.S.
Skip Besthoff	Principal, Rho Ventures 152 West 57th Street, 23rd Floor New York, NY 10019	U.S.
Paul Chisholm	Chairman and CEO of Mindshift Technologies 3975 Fair Ridge Drive, Suite 200 South Fairfax, VA 22033	U.S.
Mark Iwanowski	Chairman of the Board and CEO of KSR Inc. 1400 Fashion Island, Suite 910 San Mateo, CA 94404	U.S.
Rob Ketterson	Managing Partner, Fidelity Ventures 82 Devonshire Street, E16B Boston, MA 02109	U.S.
Steve Krausz	General Partner, U.S. Venture Partners 2735 Sand Hill Road Menlo Park, CA 94025	U.S.
Christopher Marshall	Managing Director, Trident Capital 505 Hamilton Avenue, Suite 200 Palo Alto, CA 94301	U.S.
Thomas Pardun	Director of MegaPath 2734 Bordeaux Ave. La Jolla, CA 92037	U.S.
Robert Sherman	General Partner, Boston Millennia Partners 30 Rowes Wharf Boston, MA 02110	U.S.
John T. Siegel, Jr.	Partner, Columbia Capital 201 North Union Street, # 300 Alexandria, VA 22314	U.S.
Executive Officers
D. Craig Young	Chairman and Chief Executive Officer of MegaPath 555 Anton Blvd., Suite 200 Costa Mesa, CA 92626	U.S.
James Cragg	President and Chief Operating Officer of MegaPath 555 Anton Blvd., Suite 200 Costa Mesa, CA 92626	U.S.

CUSIP NO. 262506108	13D	Page 11 of 14

Schedule A (continued – Page 2 of 2)

Name	Present Principal Occupation and Business Address of such Organization	Citizenship

Paul Milley	Chief Financial Officer of MegaPath 555 Anton Blvd., Suite 200 Costa Mesa, CA 92626	U.S.
Steven B. Chisholm	Sr. Vice President and General Counsel of MegaPath 555 Anton Blvd., Suite 200 Costa Mesa, CA 92626	Canada

CUSIP NO. 262506108	13D	Page 12 of 14

Schedule B

Directors and Executive Officers of MDS Acquisition, Inc.

The following sets forth the name, present principal occupation and business address, and citizenship of the directors and executive officers of MDS Acquisition, Inc.

Name	Present Principal Occupation and Business Address of such Organization	Citizenship
Directors
Paul Milley	Chief Financial Officer of MegaPath 555 Anton Blvd., Suite 200 Costa Mesa, CA 92626	U.S.
Steven B. Chisholm	Sr. Vice President and General Counsel of MegaPath 555 Anton Blvd., Suite 200 Costa Mesa, CA 92626	Canada

Executive Officers
D. Craig Young	Chairman and Chief Executive Officer of MegaPath 555 Anton Blvd., Suite 200 Costa Mesa, CA 92626	U.S.
Paul Milley	Chief Financial Officer of MegaPath 555 Anton Blvd., Suite 200 Costa Mesa, CA 92626	U.S.
Steven B. Chisholm	Sr. Vice President and General Counsel of MegaPath 555 Anton Blvd., Suite 200 Costa Mesa, CA 92626	Canada

CUSIP NO. 262506108	13D	Page 13 of 14

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 1	Agreement of Joint Filing.
Exhibit 2	Purchase Agreement, dated as of August 22, 2006, together with forms of Exhibits thereto. *
Exhibit 3	Convertible Promissory Note (the “First Convertible Note”) dated August 28, 2006 by and between the Company and MDS Acquisition, Inc. **
Exhibit 4	Convertible Promissory Note (the “Second Convertible Note”) dated August 28, 2006 by and between the Company and MDS Acquisition, Inc. **
Exhibit 5	Convertible Promissory Note (the “Third Convertible Note”) dated August 28, 2006 by and between the Company and MDS Acquisition, Inc. **
Exhibit 6	Convertible Promissory Note (the “Fourth Convertible Note”) dated August 28, 2006 by and between the Company and MDS Acquisition, Inc.**
Exhibit 7	Non-Convertible Promissory Note dated August 28, 2006 by and between the Company and MDS Acquisition, Inc. **
Exhibit 8	Form of Voting Agreement by and between MegaPath and each of Laurus, DunKnight and Knight Vision. ***
Exhibit 9	Security Agreement dated August 28, 2006 by and between the Company and MDS. **
Exhibit 10	Form of Subordination Agreement by and between the Company, MDS and Laurus. ***

*

Previously filed as an exhibit to the Form 8-K filed by the Company on August 23, 2006 and incorporated by reference in this Statement.

**

Previously filed as an exhibit to the Form 8-K filed by the Company on August 29, 2006 and incorporated by reference in this Statement.

***

Previously filed as an exhibit to Exhibit 10.1 to the Form 8-K filed by the Company on August 23, 2006 and incorporated by reference in this Statement.

CUSIP NO. 262506108	13D	Page 14 of 14

EXHIBIT 1

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13D (or any amendment thereto) relating to the Common Stock of DSL.net, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13D.

Date: September 7, 2006	MDS ACQUISITION, INC.
By: /s/ Steven B. Chisholm
Name: Steven B. Chisholm Title: Sr. Vice President and Secretary

Date: September 7, 2006	MEGAPATH INC.
By: /s/ Steven B. Chisholm
Name: Steven B. Chisholm Title: Sr. Vice President and Secretary